

February 27, 2013

Jonathan Samuels
President and Chief Executive Officer
Triangle Petroleum Corporation
1200 17th Street, Suite 2600
Denver, CO 80202

**Re:	Triangle Petroleum Corporation**
Form 10-K for the Fiscal Year ended January 31, 2012
Filed April 16, 2012
Form 10-K/A for the Fiscal Year ended January 31, 2012
Filed May 18, 2012
Form 10-Q for the Fiscal Quarter ended October 31, 2012
Filed December 10, 2012
Response letter dated February 14, 2013
File No. 001-34945

Dear Mr. Samuels:

	We have reviewed your filings and response letter and have the following additional comments.

	Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

	After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter ended October 31, 2012

Financial Statements

Note 3 – Segment Reporting, page 10

1.	In your response to prior comment eight you state that you performed pressure pumping services to complete eight wells in 2012, and you held an economic interest in all but one of these wells. Please identify the operator of the seven wells in which you held an economic interest and describe your relationship with that party if you are not the operator. Please explain how you determined that your accounting was permissible given the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv)(C) (Rule 4-10(c)(6)(iv)(C) of

Regulation S-X) as it relates to these wells and the provision that "no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate."

2.   In addition, in your response to comment eight you state that you recognized gross profit in the amount of $368,410 from pressure pumping services performed on a property acquired within one year. However, you intend to credit the full cost pool for this amount in the 4th quarter to comply with the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv)(B) (Rule 4-10(c)(6)(iv)(B) of Regulation S-X) as you have concluded the amount to be immaterial. Please submit a full analysis that details all the quantitative and qualitative factors you considered to determine the amount is not material to your previously issued financial statements.

3.   We note that you recognize service income rather than credit the full cost pool for services performed on properties acquired within one year when the property is within a DSU that was acquired more than one year before the service contract. Please discuss in further specificity why you believe this accounting policy conforms to the guidance in FASB ASC 932-10-S99(1)(c)(6)(iv) (Rule 4-10(c)(6)(iv) of Regulation S-X).

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding the comments and related matters. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne N. Parker
Branch Chief